SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
                15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF AUGUST 2005

                                   ELTEK LTD.
                              (Name of Registrant)


                  Sgoola Industrial Zone, Petach Tikva, Israel
                     (Address of Principal Executive Office)

     INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F.

                         FORM 20-F [X]     FORM 40-F [_]

     INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN PAPER AS PERMITTED BY REGULATION S-T RULE 101(B)(1): [_]

     INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN PAPER AS PERMITTED BY REGULATION S-T RULE 101(B)(7): [_]

     INDICATE BY CHECK MARK WHETHER BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM, THE REGISTRANT IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12G3-2(B) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                               YES [_]     NO [X]

     IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12G3-2(B): 82-

THIS FORM 6-K IS BEING INCORPORATED BY REFERENCE INTO THE REGISTRANT'S FORM S-8 REGISTRATION STATEMENTS FILE NOS. 333-12012 AND 333-123559.

                                   ELTEK LTD.



6-K ITEMS


     1.   Press release Eltek Reports 2Q05 Financial Results dated August 11,
          2005.

     2. Corrected press release Eltek Reports 2Q05 Financial Results dated August 11, 2005.

                                                                          ITEM 1

PRESS RELEASE                                                 Source: ELTEK Ltd.

Contact:   ELTEK Ltd.
           Amnon Shemer, CFO, +972-3-9395023
           amnons@eltek.co.il

ELTEK REPORTS 2Q05 FINANCIAL RESULTS

Thursday August 11, 4:05 pm ET

REVENUES RISE 25% YEAR-OVER-YEAR TO $7.4 MILLION
4TH CONSECUTIVE QUARTER OF YEAR-OVER-YEAR REVENUE GROWTH
EXPECT TO MAINTAIN MOMENTUM DURING REMAINDER OF 2005

PETACH-TIKVA, Israel, August 11, 2005 - Eltek Ltd. (NASDAQ: ELTK), the leading Israeli manufacturer of advanced circuitry solutions, today announced financial results for the second quarter and six months ended June 30, 2005.

SECOND QUARTER 2005 KEY FINANCIAL HIGHLIGHTS:

     o    Fourth consecutive quarter of year - over - year revenue growth

     o    Revenue increased by 25 % year - over - year

     o    Third consecutive quarter of profitability

     o    Quarterly net income of $101,000 or $0.02 per share

     o    Further reduction in bank debt

Eltek reported revenues for the three months ended June 30, 2005 of NIS 33.8 million ($7.4 million) compared with NIS 27.1 million ($5.9 million) during the second quarter of 2004, 25% increase.

Net income for the second quarter totaled NIS 461,000 ($101,000), or NIS 0.11 per NIS 1 par value of shares (NIS 0.07 or $0.01 per share) compared with a net loss of NIS 4.3 million ($935,000), or NIS 1.03 per NIS 1 par value of shares (NIS 0.62 or $0.14 per share) for the same quarter in 2004.

Revenues for the six-month period ended June 30, 2005, were NIS 68.2 million ($14.9 million) compared with revenues of NIS 57.4 million ($12.6 million) for the comparable period in 2004.

Net income for the six-month period ended June 30, 2005 was NIS 1.3 million ($284,000), or NIS 0.16 per NIS 1 par value of shares (NIS 0.10 or $0.02 per share), compared with a net loss of NIS 6.8 million ($1.5 million) or NIS 1.64 per NIS 1 par value of shares (NIS 0.99 or $0.22 per share) for the same period in 2004.

"With quarterly revenues up 25% percent, the second quarter of 2005 was our fourth consecutive quarter of year-over-year revenues growth. The continuing growth validates our business strategy of shifting the Company's product mix towards higher margin flex-rigid boards, while increasing our international operations and expanding our global customer base," said Arieh Reichart, President and Chief Executive Officer of Eltek.

"Growing the Company on a consistent long - term basis, in conjunction with bringing it to a significant level of profitability, continues to be a top priority for Eltek's management," added Reichart. "I am very encouraged with our success in signing multi - quarter deals with both existing and new customers, enabling us to experience an increase in the contribution of new and follow - on orders pursuant to long - term projects. These transactions are positively impacting our overall corporate productivity and visibility."

"Based on our improved revenue visibility in Europe and in the U.S., Eltek now expects to continue to achieve year - over - year revenue growth, and to reach the Company's highest quarterly levels since the first quarter of 2001, along with increased profitability in the third quarter of 2005" continued Reichart. " We also expect to maintain a positive momentum in the fourth quarter as well," he added. "We feel that the years of hard work and focus on the high-end PCB markets are clearly starting to fundamentally pay off."

Amnon Shemer, CFO of Eltek commented: "In the second quarter of 2005 our gross margin improved to 18%, from 4% in 2004 and our operating income increased to $ 241,000 from an operating loss of $814,000 in the second quarter of 2004. In addition, during the quarter, the company received $463,000 from the exercise of stock options granted under our 2000 Stock Incentive Plan, thus further strengthening our cash position, and enabling us to continue to reduce our bank debt. As of June 30, 2005, long term bank debt declined by $1.6 million compared to June 30, 2004 and declined by $ 720,000 compared to December 31, 2004. In addition, our working capital deficiency improved by $ 1.1 million compared to December 31, 2004."

About the Company

Eltek is Israel's leading manufacturers of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multi-layered and flex-rigid boards. Eltek's technologically advanced circuitry solutions are used in today's increasingly sophisticated and compact electronic products. The Company has invested heavily in upgrading its production facilities over the past five years. For more information, visit Eltek's World Wide Web site at www.eltekglobal.com.

CERTAIN MATTERS DISCUSSED IN THIS NEWS RELEASE ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES INCLUDING, BUT NOT LIMITED TO STATEMENTS REGARDING EXPECTED RESULTS IN FUTURE QUARTERS, RISKS IN PRODUCT AND TECHNOLOGY DEVELOPMENT AND RAPID TECHNOLOGICAL CHANGE, PRODUCT DEMAND, THE IMPACT OF COMPETITIVE PRODUCTS AND PRICING, MARKET ACCEPTANCE, THE SALES CYCLE, CHANGING ECONOMIC CONDITIONS AND OTHER RISK FACTORS DETAILED IN THE COMPANY'S FILINGS WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION.



                                   ELTEK LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      (In thousands, except per share data)

                                                                       CONVENIENCE                             CONVENIENCE
                                                                       TRANSLATION                             TRANSLATION
                                                                         -------                                 -------
                                                       SIX MONTHS ENDED                       THREE MONTHS ENDED
REPORTED AMOUNTS                                             JUNE 30,                                JUNE 30,
                                              ----------------------------------      ----------------------------------
                                               2004          2005         2005         2004           2005        2005
                                            (UNAUDITED)   (UNAUDITED)  (UNAUDITED)  (UNAUDITED)   (UNAUDITED)   (UNAUDITED)
                                                NIS           NIS        U.S. $         NIS           NIS        U.S. $
                                              -------       -------      -------      -------       -------      -------
Revenues                                       57,416        68,237       14,918       27,102        33,842        7,399
Costs of revenues                             (52,980)*     (55,829)     (12,206)     (26,135)*     (27,746)      (6,066)
                                              -------       -------      -------      -------       -------      -------

GROSS PROFIT                                    4,436        12,408        2,712          967         6,096        1,333

Research and development, net                       -          (351)         (77)           -          (160)         (35)
Selling, general and administrative
 expenses                                      (9,176)       (9,205)      (2,012)      (4,547)       (4,686)      (1,025)
Amortization of goodwill                         (294)         (300)         (66)        (147)         (148)         (32)
                                              -------       -------      -------      -------       -------      -------

OPERATING INCOME (LOSS)                        (5,034)        2,552          557       (3,727)        1,102          241

Financial expenses, net                        (1,816)       (1,380)        (301)        (664)         (766)        (167)
                                              -------       -------      -------      -------       -------      -------

INCOME (LOSS) BEFORE OTHER EXPENSES,  NET      (6,850)        1,172          256       (4,391)          336           74

Other expenses, net                               (29)*         (24)          (5)         (12)*         (13)          (3)
                                              -------       -------      -------      -------       -------      -------

INCOME (LOSS) BEFORE TAXES ON INCOME           (6,879)        1,148          251       (4,403)          323           71
Taxes on income                                     -             -            -           55             -            -
                                              -------       -------      -------      -------       -------      -------

INCOME (LOSS) AFTER TAXES ON INCOME            (6,879)        1,148          251       (4,348)          323           71

Minority share in subsidiary's  net
 results                                           38           152           33           69           138           30
                                              -------       -------      -------      -------       -------      -------

NET INCOME (LOSS) FOR THE PERIOD               (6,841)        1,300          284       (4,279)          461          101
                                              =======       =======      =======      =======       =======      =======

BASIC AND DILUTED EARNINGS (LOSS) PER
NIS 1 PAR VALUE OF THE SHARE CAPITAL**          (1.64)         0.16         0.03        (1.03)         0.11         0.02
                                              =======       =======      =======      =======       =======      =======
TOTAL PAR VALUE OF SHARES USED TO COMPUTE
BASIC AND DILUTED EARNINGS (LOSS) PER NIS
1 PAR VALUE OF SHARE                            4,131         4,197        4,197        4,131         4,197        4,197
                                              =======       =======      =======      =======       =======      =======


*    Reclassified
**   Ordinary shares of a par value of NIS 0.6 each.

                                   ELTEK LTD.
                      CONSOLIDATED CONDENSED BALANCE SHEETS
                                 (IN THOUSANDS)


                                                                                                  CONVENIENCE
                                                                                                  TRANSLATION
                                                                                                    -------
                                            DECEMBER 31,                JUNE 30,                    JUNE 30,
                                              -------           -------------------------           -------
                                               2004               2004             2005              2005
REPORTED AMOUNTS                             (AUDITED)        (UNAUDITED)       (UNAUDITED)       (UNAUDITED)
                                                NIS               NIS               NIS             U.S. $
                                              -------           -------           -------           -------
ASSETS

CURRENT ASSETS
Cash and cash equivalents                       4,274             4,710             2,309               505
Receivables: Trade                             23,835            18,786            25,249             5,520
             Other                              1,158               953             1,174               257
Inventories                                    13,633            13,004            13,788             3,014
Prepaid expenses                                  563               843             1,200               262
                                              -------           -------           -------           -------

TOTAL CURRENT ASSETS                           43,463            38,296            43,720             9,558
                                              -------           -------           -------           -------

DEFERRED TAXES                                    753                 -               708               155
                                              -------           -------           -------           -------

PROPERTY AND EQUIPMENT, NET                    31,569            37,201            27,155             5,937
                                              -------           -------           -------           -------

GOODWILL                                        4,656             4,621             4,084               893
                                              -------           -------           -------           -------

TOTAL ASSETS                                   80,441            80,118            75,667            16,543
                                              =======           =======           =======           =======


LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES
Short-term credit and current
maturities of long-term debts                  19,589            21,235            18,830             4,117
Trade payables                                 23,577            21,214            19,338             4,228
Other liabilities and accrued
expenses                                       11,083             9,808            11,317             2,474
                                              -------           -------           -------           -------

TOTAL CURRENT LIABILITIES                      54,249            52,257            49,485            10,819
                                              -------           -------           -------           -------

LONG- TERM LIABILITIES
Long term debt, excluding current
maturities                                      6,687            10,123             3,815               834
Employee severance benefits                     1,048               988             1,131               247
                                              -------           -------           -------           -------

TOTAL LIABILITIES                              61,984            63,368            54,431            11,900
                                              -------           -------           -------           -------

MINORITY INTERESTS                              1,900             1,909             1,636               358
                                              -------           -------           -------           -------

CONVERTIBLE  NOTE                               1,566             1,532             1,720               376
                                              -------           -------           -------           -------

SHAREHOLDER'S EQUITY
Ordinary shares, NIS 0.6 par value
Authorized 50,000,000 shares,
issued
 and outstanding 5,602,511 shares at
June 30, 2005 and 5,491,711 shares
at June 30, 2004 and at December
31, 2004                                       29,698            29,698            29,765             6,507
Additional paid in capital                     52,500            52,500            54,553            11,927
Capital reserves related to loans
from controlling shareholders                  10,010            10,010            10,010             2,188
Cumulative foreign currency
translation adjustments                         2,574             1,878             2,043               447
Capital reserve                                 6,685             6,685             6,685             1,462
Accumulated deficit                           (86,476)          (87,462)          (85,176)          (18,622)
                                              -------           -------           -------           -------

TOTAL SHAREHOLDER'S EQUITY                     14,991            13,309            17,880             3,909
                                              -------           -------           -------           -------

TOTAL LIABILITIES AND SHAREHOLDERS'
EQUITY                                         80,441            80,118            75,667            16,543
                                              =======           =======           =======           =======

                                   ELTEK LTD.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (In thousands)





                                             THREE MONTHS ENDED           CONVENIENCE
                                           ----------------------         TRANSLATION
                                          JUNE 30          JUNE 30           JUNE 30
 REPORTED AMOUNTS                           2004             2005             2005
                                           ------           ------           ------
                                        (UNAUDITED)       (UNAUDITED)      (UNAUDITED)
                                            NIS              NIS             U.S. $
                                           ------           ------           ------
CASH FLOWS FROM OPERATING
ACTVITIES
Net income (loss) for the period           (4,279)             461              101

ADJUSTMENT TO RECONCILE NET
INCOME (LOSS) TO NET CASHFLOWS
 PROVIDED  BY (USED  FOR) OPERATING
 ACTIVITIES:
Depreciation                                3,453            2,699              590
Loss from disposal of fixed                     -               13                3
assets
Inflationary impact on long-term
debts                                           8              375               82
Minority share in subsidiary's
 net results                                  (69)            (138)             (30)
Amortization of goodwill                      147              148               32
Increase (decrease) in employee
 severance benefits, net                     (118)              52               11
Decrease (increase) in trade
receivables                                 1,633             (649)            (142)
Decrease (increase) in other
 receivables and prepaid expenses             203             (347)             (76)
Decrease in trade payables                   (111)          (2,024)            (442)
Increase (decrease) in other
liabilities and accrued expenses              679             (769)            (168)
Accrued interest on convertible
note                                           40               43                9
Decrease in inventories                       137               85               19
                                           ------           ------           ------
NET CASH PROVIDED BY (USED FOR)
 OPERATING ACTIVITIES                       1,723              (51)             (11)
                                           ------           ------           ------

CASH FLOWS FOR INVESTING
ACTIVITIES:
Purchase of fixed assets                     (391)            (567)            (124)
                                           ------           ------           ------
NET CASH USED FOR INVESTING
ACTIVITIES                                   (391)            (567)            (124)
                                           ------           ------           ------


CASH FLOWS FROM FINANCING
ACTIVITIES:
Increase (decrease) in
short-term credit                             238             (181)             (40)
Repayment of long-term loans               (1,236)          (1,849)            (404)
Proceeds from exercise of stock
 options                                        -            2,120              463
                                           ------           ------           ------
NET CASH GENERATED BY (USED FOR)
 FINANCING ACTIVITIES                        (998)              90               19
                                           ------           ------           ------
 ADJUSTMENTS FROM TRANSLATION OF
 FINANCIAL STATEMENTS OF
 AUTONOMOUS UNITS                             (34)             (36)              (8)
                                           ------           ------           ------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS                         300             (564)            (124)
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD                        4,410            2,873              629
                                           ------           ------           ------
CASH AND CASH EQUIVALENTS AT
 END OF PERIOD                              4,710            2,309              505
                                           ======           ======           ======


                                   ELTEK LTD.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (In thousands)




                                              SIX MONTHS ENDED             CONVENIENCE
                                           -----------------------         TRANSLATION
                                          JUNE 30           JUNE 30          JUNE 30
REPORTED AMOUNTS                            2004             2005             2005
                                           ------           ------           ------
                                        (UNAUDITED)       (UNAUDITED)      (UNAUDITED)
                                            NIS               NIS            U.S. $
                                           ------           ------           ------
CASH FLOWS FROM OPERATING
ACTVITIES
Net income (loss) for the period           (6,841)           1,300              284

ADJUSTMENT TO RECONCILE NET
INCOME (LOSS) TO NET CASH FLOWS
PROVIDED BY OPERATING ACTIVITIES:
Depreciation                                6,947            5,587            1,221
Loss from disposal of fixed assets              -               24                5
Inflationary impact on long-term
debts                                         384              446               98
Minority share in subsidiary's
 net results                                  (38)            (152)             (33)
Amortization of goodwill                      294              300               66
Increase in employee severance
benefit, net                                   49               88               19
Decrease (increase) in trade
receivables                                   989           (1,519)            (332)
Decrease (increase) in other
 receivables and prepaid expenses           1,152             (670)            (146)
Decrease in trade payables                 (1,093)          (4,179)            (914)
Increase  in other liabilities
and accrued expenses                        1,268              384               84
Accrued interest on convertible
note                                           75               82               18
Decrease (increase) in
inventories                                   135             (257)             (56)
                                           ------           ------           ------
NET CASH PROVIDED BY OPERATING
 ACTIVITIES                                 3,321            1,434              314
                                           ------           ------           ------
CASH FLOWS FOR INVESTING
ACTIVITIES:
Purchase of fixed assets                     (821)          (1,427)            (312)
                                           ------           ------           ------
NET CASH USED FOR INVESTING
ACTIVITIES                                   (821)          (1,427)            (312)
                                           ------           ------           ------


CASH FLOWS FROM FINANCING
ACTIVITIES:
Increase (decrease) in
short-term credit                              41             (211)             (46)
Repayment of long-term loans               (2,171)          (3,777)            (826)
Proceeds from exercise of stock
 options                                        -            2,120              463
                                           ------           ------           ------
NET CASH USED FOR FINANCING
ACTIVITIES                                 (2,130)          (1,868)            (409)
                                           ------           ------           ------

 ADJUSTMENTS FROM TRANSLATION OF
 FINANCIAL STATEMENTS OF
 AUTONOMOUS UNITS                             (31)            (104)             (23)
                                           ------           ------           ------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS                         339           (1,965)            (430)
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD                        4,371            4,274              935
                                           ------           ------           ------
CASH AND CASH EQUIVALENTS AT
 END OF PERIOD                              4,710            2,309              505
                                           ======           ======           ======
NON-CASH ACTIVITIES:
Conversion of convertible note
  into additional paid in capital             879                -                -
                                           ======           ======           ======


                                                                          ITEM 2

CORRECTED PRESS RELEASE                                       Source: ELTEK Ltd.

Contact:   ELTEK Ltd.
           Amnon Shemer, CFO, +972-3-9395023
           amnons@eltek.co.il

ELTEK REPORTS 2Q05 FINANCIAL RESULTS

Thursday August 11

REVENUES RISE 25% YEAR-OVER-YEAR TO $7.4 MILLION
4TH CONSECUTIVE QUARTER OF YEAR-OVER-YEAR REVENUE GROWTH
EXPECT TO MAINTAIN MOMENTUM DURING REMAINDER OF 2005

PETACH-TIKVA, Israel, August 11, 2005 - Eltek Ltd. (NASDAQ: ELTK), the leading Israeli manufacturer of advanced circuitry solutions, today announced financial results for the second quarter and six months ended June 30, 2005.

SECOND QUARTER 2005 KEY FINANCIAL HIGHLIGHTS:

     o    Fourth consecutive quarter of year - over - year revenue growth

     o    Revenue increased by 25 % year - over - year

     o    Third consecutive quarter of profitability

     o    Quarterly net income of $101,000 or $0.01 per share

     o    Further reduction in bank debt

Eltek reported revenues for the three months ended June 30, 2005 of NIS 33.8 million ($7.4 million) compared with NIS 27.1 million ($5.9 million) during the second quarter of 2004, 25% increase.

Net income for the second quarter totaled NIS 461,000 ($101,000), or NIS 0.11 per NIS 1 par value of shares (NIS 0.07 or $0.01 per share) compared with a net loss of NIS 4.3 million ($935,000), or NIS 1.03 per NIS 1 par value of shares (NIS 0.62 or $0.14 per share) for the same quarter in 2004.

Revenues for the six-month period ended June 30, 2005, were NIS 68.2 million ($14.9 million) compared with revenues of NIS 57.4 million ($12.6 million) for the comparable period in 2004.

Net income for the six-month period ended June 30, 2005 was NIS 1.3 million ($284,000), or NIS 0.16 per NIS 1 par value of shares (NIS 0.10 or $0.02 per share), compared with a net loss of NIS 6.8 million ($1.5 million) or NIS 1.64 per NIS 1 par value of shares (NIS 0.99 or $0.22 per share) for the same period in 2004.

"With quarterly revenues up 25% percent, the second quarter of 2005 was our fourth consecutive quarter of year-over-year revenues growth. The continuing growth validates our business strategy of shifting the Company's product mix towards higher margin flex-rigid boards, while increasing our international operations and expanding our global customer base," said Arieh Reichart, President and Chief Executive Officer of Eltek.

"Growing the Company on a consistent long - term basis, in conjunction with bringing it to a significant level of profitability, continues to be a top priority for Eltek's management," added Reichart. "I am very encouraged with our success in signing multi - quarter deals with both existing and new customers, enabling us to experience an increase in the contribution of new and follow - on orders pursuant to long - term projects. These transactions are positively impacting our overall corporate productivity and visibility."

"Based on our improved revenue visibility in Europe and in the U.S., Eltek now expects to continue to achieve year - over - year revenue growth, and to reach the Company's highest quarterly levels since the first quarter of 2001, along with increased profitability in the third quarter of 2005" continued Reichart. " We also expect to maintain a positive momentum in the fourth quarter as well," he added. "We feel that the years of hard work and focus on the high-end PCB markets are clearly starting to fundamentally pay off."

Amnon Shemer, CFO of Eltek commented: "In the second quarter of 2005 our gross margin improved to 18%, from 4% in 2004 and our operating income increased to $ 241,000 from an operating loss of $814,000 in the second quarter of 2004. In addition, during the quarter, the company received $463,000 from the exercise of stock options granted under our 2000 Stock Incentive Plan, thus further strengthening our cash position, and enabling us to continue to reduce our bank debt. As of June 30, 2005, long term bank debt declined by $1.6 million compared to June 30, 2004 and declined by $ 720,000 compared to December 31, 2004. In addition, our working capital deficiency improved by $ 1.1 million compared to December 31, 2004."

About the Company

Eltek is Israel's leading manufacturers of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multi-layered and flex-rigid boards. Eltek's technologically advanced circuitry solutions are used in today's increasingly sophisticated and compact electronic products. The Company has invested heavily in upgrading its production facilities over the past five years. For more information, visit Eltek's World Wide Web site at www.eltekglobal.com.

CERTAIN MATTERS DISCUSSED IN THIS NEWS RELEASE ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES INCLUDING, BUT NOT LIMITED TO STATEMENTS REGARDING EXPECTED RESULTS IN FUTURE QUARTERS, RISKS IN PRODUCT AND TECHNOLOGY DEVELOPMENT AND RAPID TECHNOLOGICAL CHANGE, PRODUCT DEMAND, THE IMPACT OF COMPETITIVE PRODUCTS AND PRICING, MARKET ACCEPTANCE, THE SALES CYCLE, CHANGING ECONOMIC CONDITIONS AND OTHER RISK FACTORS DETAILED IN THE COMPANY'S FILINGS WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION.



                                   ELTEK LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      (In thousands, except per share data)

                                                                       CONVENIENCE                             CONVENIENCE
                                                                       TRANSLATION                             TRANSLATION
                                                                         -------                                 -------
                                                       SIX MONTHS ENDED                       THREE MONTHS ENDED
REPORTED AMOUNTS                                             JUNE 30,                                JUNE 30,
                                              ----------------------------------      ----------------------------------
                                               2004          2005         2005         2004           2005        2005
                                            (UNAUDITED)   (UNAUDITED)  (UNAUDITED)  (UNAUDITED)   (UNAUDITED)   (UNAUDITED)
                                                NIS           NIS        U.S. $         NIS           NIS        U.S. $
                                              -------       -------      -------      -------       -------      -------
Revenues                                       57,416        68,237       14,918       27,102        33,842        7,399
Costs of revenues                             (52,980)*     (55,829)     (12,206)     (26,135)*     (27,746)      (6,066)
                                              -------       -------      -------      -------       -------      -------

GROSS PROFIT                                    4,436        12,408        2,712          967         6,096        1,333

Research and development, net                       -          (351)         (77)           -          (160)         (35)
Selling, general and administrative
 expenses                                      (9,176)       (9,205)      (2,012)      (4,547)       (4,686)      (1,025)
Amortization of goodwill                         (294)         (300)         (66)        (147)         (148)         (32)
                                              -------       -------      -------      -------       -------      -------

OPERATING INCOME (LOSS)                        (5,034)        2,552          557       (3,727)        1,102          241

Financial expenses, net                        (1,816)       (1,380)        (301)        (664)         (766)        (167)
                                              -------       -------      -------      -------       -------      -------

INCOME (LOSS) BEFORE OTHER EXPENSES,  NET      (6,850)        1,172          256       (4,391)          336           74

Other expenses, net                               (29)*         (24)          (5)         (12)*         (13)          (3)
                                              -------       -------      -------      -------       -------      -------

INCOME (LOSS) BEFORE TAXES ON INCOME           (6,879)        1,148          251       (4,403)          323           71
Taxes on income                                     -             -            -           55             -            -
                                              -------       -------      -------      -------       -------      -------

INCOME (LOSS) AFTER TAXES ON INCOME            (6,879)        1,148          251       (4,348)          323           71

Minority share in subsidiary's  net
 results                                           38           152           33           69           138           30
                                              -------       -------      -------      -------       -------      -------

NET INCOME (LOSS) FOR THE PERIOD               (6,841)        1,300          284       (4,279)          461          101
                                              =======       =======      =======      =======       =======      =======

BASIC AND DILUTED EARNINGS (LOSS) PER
NIS 1 PAR VALUE OF THE SHARE CAPITAL**          (1.64)         0.16         0.03        (1.03)         0.11         0.02
                                              =======       =======      =======      =======       =======      =======
TOTAL PAR VALUE OF SHARES USED TO COMPUTE
BASIC AND DILUTED EARNINGS (LOSS) PER NIS
1 PAR VALUE OF SHARE                            4,131         4,197        4,197        4,131         4,197        4,197
                                              =======       =======      =======      =======       =======      =======


*    Reclassified
**   Ordinary shares of a par value of NIS 0.6 each.

                                   ELTEK LTD.
                      CONSOLIDATED CONDENSED BALANCE SHEETS
                                 (IN THOUSANDS)


                                                                                                  CONVENIENCE
                                                                                                  TRANSLATION
                                                                                                    -------
                                            DECEMBER 31,                JUNE 30,                    JUNE 30,
                                              -------           -------------------------           -------
                                               2004               2004             2005              2005
REPORTED AMOUNTS                             (AUDITED)        (UNAUDITED)       (UNAUDITED)       (UNAUDITED)
                                                NIS               NIS               NIS             U.S. $
                                              -------           -------           -------           -------
ASSETS

CURRENT ASSETS
Cash and cash equivalents                       4,274             4,710             2,309               505
Receivables: Trade                             23,835            18,786            25,249             5,520
             Other                              1,158               953             1,174               257
Inventories                                    13,633            13,004            13,788             3,014
Prepaid expenses                                  563               843             1,200               262
                                              -------           -------           -------           -------

TOTAL CURRENT ASSETS                           43,463            38,296            43,720             9,558
                                              -------           -------           -------           -------

DEFERRED TAXES                                    753                 -               708               155
                                              -------           -------           -------           -------

PROPERTY AND EQUIPMENT, NET                    31,569            37,201            27,155             5,937
                                              -------           -------           -------           -------

GOODWILL                                        4,656             4,621             4,084               893
                                              -------           -------           -------           -------

TOTAL ASSETS                                   80,441            80,118            75,667            16,543
                                              =======           =======           =======           =======


LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES
Short-term credit and current
maturities of long-term debts                  19,589            21,235            18,830             4,117
Trade payables                                 23,577            21,214            19,338             4,228
Other liabilities and accrued
expenses                                       11,083             9,808            11,317             2,474
                                              -------           -------           -------           -------

TOTAL CURRENT LIABILITIES                      54,249            52,257            49,485            10,819
                                              -------           -------           -------           -------

LONG- TERM LIABILITIES
Long term debt, excluding current
maturities                                      6,687            10,123             3,815               834
Employee severance benefits                     1,048               988             1,131               247
                                              -------           -------           -------           -------

TOTAL LIABILITIES                              61,984            63,368            54,431            11,900
                                              -------           -------           -------           -------

MINORITY INTERESTS                              1,900             1,909             1,636               358
                                              -------           -------           -------           -------

CONVERTIBLE  NOTE                               1,566             1,532             1,720               376
                                              -------           -------           -------           -------

SHAREHOLDER'S EQUITY
Ordinary shares, NIS 0.6 par value
Authorized 50,000,000 shares,
issued
 and outstanding 5,602,511 shares at
June 30, 2005 and 5,491,711 shares
at June 30, 2004 and at December
31, 2004                                       29,698            29,698            29,765             6,507
Additional paid in capital                     52,500            52,500            54,553            11,927
Capital reserves related to loans
from controlling shareholders                  10,010            10,010            10,010             2,188
Cumulative foreign currency
translation adjustments                         2,574             1,878             2,043               447
Capital reserve                                 6,685             6,685             6,685             1,462
Accumulated deficit                           (86,476)          (87,462)          (85,176)          (18,622)
                                              -------           -------           -------           -------

TOTAL SHAREHOLDER'S EQUITY                     14,991            13,309            17,880             3,909
                                              -------           -------           -------           -------

TOTAL LIABILITIES AND SHAREHOLDERS'
EQUITY                                         80,441            80,118            75,667            16,543
                                              =======           =======           =======           =======

                                   ELTEK LTD.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (In thousands)





                                             THREE MONTHS ENDED           CONVENIENCE
                                           ----------------------         TRANSLATION
                                          JUNE 30          JUNE 30           JUNE 30
 REPORTED AMOUNTS                           2004             2005             2005
                                           ------           ------           ------
                                        (UNAUDITED)       (UNAUDITED)      (UNAUDITED)
                                            NIS              NIS             U.S. $
                                           ------           ------           ------
CASH FLOWS FROM OPERATING
ACTVITIES
Net income (loss) for the period           (4,279)             461              101

ADJUSTMENT TO RECONCILE NET
INCOME (LOSS) TO NET CASHFLOWS
 PROVIDED  BY (USED  FOR) OPERATING
 ACTIVITIES:
Depreciation                                3,453            2,699              590
Loss from disposal of fixed                     -               13                3
assets
Inflationary impact on long-term
debts                                           8              375               82
Minority share in subsidiary's
 net results                                  (69)            (138)             (30)
Amortization of goodwill                      147              148               32
Increase (decrease) in employee
 severance benefits, net                     (118)              52               11
Decrease (increase) in trade
receivables                                 1,633             (649)            (142)
Decrease (increase) in other
 receivables and prepaid expenses             203             (347)             (76)
Decrease in trade payables                   (111)          (2,024)            (442)
Increase (decrease) in other
liabilities and accrued expenses              679             (769)            (168)
Accrued interest on convertible
note                                           40               43                9
Decrease in inventories                       137               85               19
                                           ------           ------           ------
NET CASH PROVIDED BY (USED FOR)
 OPERATING ACTIVITIES                       1,723              (51)             (11)
                                           ------           ------           ------

CASH FLOWS FOR INVESTING
ACTIVITIES:
Purchase of fixed assets                     (391)            (567)            (124)
                                           ------           ------           ------
NET CASH USED FOR INVESTING
ACTIVITIES                                   (391)            (567)            (124)
                                           ------           ------           ------


CASH FLOWS FROM FINANCING
ACTIVITIES:
Increase (decrease) in
short-term credit                             238             (181)             (40)
Repayment of long-term loans               (1,236)          (1,849)            (404)
Proceeds from exercise of stock
 options                                        -            2,120              463
                                           ------           ------           ------
NET CASH GENERATED BY (USED FOR)
 FINANCING ACTIVITIES                        (998)              90               19
                                           ------           ------           ------
 ADJUSTMENTS FROM TRANSLATION OF
 FINANCIAL STATEMENTS OF
 AUTONOMOUS UNITS                             (34)             (36)              (8)
                                           ------           ------           ------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS                         300             (564)            (124)
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD                        4,410            2,873              629
                                           ------           ------           ------
CASH AND CASH EQUIVALENTS AT
 END OF PERIOD                              4,710            2,309              505
                                           ======           ======           ======


                                   ELTEK LTD.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (In thousands)




                                              SIX MONTHS ENDED             CONVENIENCE
                                           -----------------------         TRANSLATION
                                          JUNE 30           JUNE 30          JUNE 30
REPORTED AMOUNTS                            2004             2005             2005
                                           ------           ------           ------
                                        (UNAUDITED)       (UNAUDITED)      (UNAUDITED)
                                            NIS               NIS            U.S. $
                                           ------           ------           ------
CASH FLOWS FROM OPERATING
ACTVITIES
Net income (loss) for the period           (6,841)           1,300              284

ADJUSTMENT TO RECONCILE NET
INCOME (LOSS) TO NET CASH FLOWS
PROVIDED BY OPERATING ACTIVITIES:
Depreciation                                6,947            5,587            1,221
Loss from disposal of fixed assets              -               24                5
Inflationary impact on long-term
debts                                         384              446               98
Minority share in subsidiary's
 net results                                  (38)            (152)             (33)
Amortization of goodwill                      294              300               66
Increase in employee severance
benefit, net                                   49               88               19
Decrease (increase) in trade
receivables                                   989           (1,519)            (332)
Decrease (increase) in other
 receivables and prepaid expenses           1,152             (670)            (146)
Decrease in trade payables                 (1,093)          (4,179)            (914)
Increase  in other liabilities
and accrued expenses                        1,268              384               84
Accrued interest on convertible
note                                           75               82               18
Decrease (increase) in
inventories                                   135             (257)             (56)
                                           ------           ------           ------
NET CASH PROVIDED BY OPERATING
 ACTIVITIES                                 3,321            1,434              314
                                           ------           ------           ------
CASH FLOWS FOR INVESTING
ACTIVITIES:
Purchase of fixed assets                     (821)          (1,427)            (312)
                                           ------           ------           ------
NET CASH USED FOR INVESTING
ACTIVITIES                                   (821)          (1,427)            (312)
                                           ------           ------           ------


CASH FLOWS FROM FINANCING
ACTIVITIES:
Increase (decrease) in
short-term credit                              41             (211)             (46)
Repayment of long-term loans               (2,171)          (3,777)            (826)
Proceeds from exercise of stock
 options                                        -            2,120              463
                                           ------           ------           ------
NET CASH USED FOR FINANCING
ACTIVITIES                                 (2,130)          (1,868)            (409)
                                           ------           ------           ------

 ADJUSTMENTS FROM TRANSLATION OF
 FINANCIAL STATEMENTS OF
 AUTONOMOUS UNITS                             (31)            (104)             (23)
                                           ------           ------           ------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS                         339           (1,965)            (430)
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD                        4,371            4,274              935
                                           ------           ------           ------
CASH AND CASH EQUIVALENTS AT
 END OF PERIOD                              4,710            2,309              505
                                           ======           ======           ======
NON-CASH ACTIVITIES:
Conversion of convertible note
  into additional paid in capital             879                -                -
                                           ======           ======           ======


                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        ELTEK LTD.
                                        (Registrant)



                                        By: /s/ Arieh Reichart
                                        ------------------
                                        Arieh Reichart
                                        President and Chief Executive Officer



Date:   August 11, 2005